FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated May 11, 2015.

TRANSLATION

Autonomous City of Buenos Aires, May 11, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. and PETRONAS ARGENTINA S.A. E&P announce the entrance into force of the agreement to develop unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén

Dear Sirs:

In order to fulfill the requirements of Article 23 Chapter VII of the Buenos Aires Stock Exchange Regulations, we advise you as follows.

In furtherance of the information provided to the market through the Relevant Information letters dated August 28, 2014, December 5, 2014 and December 10, 2014, we announce that we have met all conditions precedent and the entrance into force on May 10, 2015 of the Investment Agreement and the Supplemental Agreements executed December 10, 2014 between YPF S.A. (“YPF”) and PETRONAS ARGENTINA S.A. E&P (“PEPASA”), a subsidiary of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia, for the purpose of joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén (see attached map).

As has been previously reported in the letters referenced above, the Investment Agreement provides for the joint development of a shale oil pilot project (the “Pilot Plan”) in three annual phases with a joint investment of US $550 million plus VAT, out of which PEPASA will provide US$475 million and YPF will provide US$75 million. YPF will be the operator of the area, which belongs to both companies equally.

It is estimated that the Pilot Plan will begin on May 11, 2015.

Upon completion of each annual phase of the Pilot Plan and the corresponding contributions, PEPASA will have the option to exit the Pilot Plan by relinquishing its participation in the concession and paying liabilities accrued prior to its departure (without access to 50% of the value of the net production from wells drilled to prior to its exercise of its exit rights).

After the parties’ total commitments have been met during the Pilot Plan stage, each party will be responsible for 50% of the work program to develop the area and contribute 50% of the budget as provided for by the Joint Operating Agreement.

    The Investment Agreement provides that over the three phases of the Pilot Plan, the parties will complete a 3D seismic acquisition and processing program covering the entire concession area, drill 35 wells targeting the Vaca Muerta formation (including vertical and horizontal wells) and install facilities to transport the production from the area.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

TRANSLATION

Schedule I (Area Map)

NORTE
MENDOZA
LA PAMPA
RÍO NEGRO
NEUQUÉN
NEUQUÉN
2.450.000
2.500.000
2.550.000
2.600.000
REFERENCIA
Vaca Muerta
Ventana petróleo
Ventana gas húmedo
Ventana gas seco
La Amarga Chica
REFERENCIA:
La Amarga Chica
SAN ROQUE
AGUADA FEDERAL
AGUADA DEL CHAÑAR
AGUADA DEL CHAÑAR ORIENTAL
LA AMARGA CHICA
BAJADA DEL PALO
BANDURRIA
LOMA JARILLOSA ESTE
YPF
REPÚBLICA ARGENTINA
CUENCA NEUQUINA
PROVINCIA DEL NEUQUÉN
LA AMARGA CHICA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 11, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer